SUPERCONDUCTOR TECHNOLOGIES INC
460 Ward Drive
Santa Barbara, CA 93111
February 2, 2007

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720

Re:	Superconductor Technologies Inc
Form 10-K for Fiscal Year ended December 31, 2005
Form 10-Q for the Quarter Ended September 30, 2006
File No. 0-21074
Dear Mr. Spirgel:
     We have received your comment letter dated December 20, 2006 with respect to the Superconductor Technologies Inc. (the “Company”) Form 10-K filing for the year ended December 31, 2005 and the Form 10-Q filing for the quarter ended September 30, 2006. In respect thereto, we acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosures in the filings; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     For your convenience and with respect to our responses to your two comments, we have included the Staff’s comments in italics, followed by our response:
Comments on our 10-K
1.	Note 7, Stockholders Equity
SEC comment: Citing your basis in the accounting literature, tell us how you accounted for the negotiated discount to market of your stock offering and the related 5-year warrants. Please disclose the significant terms of the warrants.

Response: Note 7 of the Financial Statements provided in part:
“In August 2005, the Company raised net proceeds of $11,441,000, net of offering costs of $1,059,000, from the public sale of 17,123,288 shares of common stock at $0.73 per share based on a negotiated discount to market and 5-year warrants to purchase an additional 3,424,658 shares of common stock exercisable at $1.11 per share. The warrants become exercisable on February 16, 2006.”
On August 16, 2005 we completed our public financing offering in which net proceeds of $11,441,000, net of offering costs of $1,059,000 from the sale of 17,123,288 shares of common stock at $0.73 per share, which was market closing price on that day. This transaction was a 3rd party, arm’s length, transaction in which no other consideration was received. The $0.73 price in the offering was for one share of stock and one fifth of a warrant. The negotiated discount was the fair value of the warrant. Based on the terms of the warrants and EITF 00-19, the warrants were properly classified as permanent equity primarily because under no conditions or circumstances can the warrants be redeemed at the holder’s option for cash. As such, we determined that no carve out of the warrant value in stockholder’s equity was necessary as all net proceeds were credited to permanent equity. It is noted that the warrant exercise price of $1.11 is not reverse stock split effected and as of the reverse stock split which occurred in the 1st quarter of 2006, the warrant exercise price is $11.10, which is significantly underwater. The warrant agreement also contains the following significant terms: (i) in the event of changes in the outstanding Common Stock of the Company, the number of shares and their price under the warrant shall be correspondingly adjusted and (ii) if, at any time while the warrants are outstanding, the Company issues additional shares at an effective price less than the warrant price the number of shares and their price will be adjusted.
We believe that all of the material economic terms of the warrants are disclosed 3,424,658 warrants, at an exercise price of $1.11 (or $11.10 reverse stock split effected), exercisable beginning February 16, 2006, and with a 5 years life.
In future filings we intend to modify our disclosure to include the anti-dilutive warrant feature.
2.	Note 14 — Details of Certain Financial Statement Components and Supplemental Disclosures of Cash Flow Information and Non-Cash Activities
SEC comment: In light of the circumstances that led you to conclude that your goodwill was impaired, tell us if you also tested for long-lived assets for recoverability. If not, tell us why. Refer to paragraph 8 of SFAS 144.
Response: For fiscal year ended December 31, 2005 we tested goodwill impairment in accordance with FAS 142 and noted no impairment as the fair market value, of the Company, $53.7M, was determined to be greater than the net book value of the Company, $47.3M. It was not until the 2nd quarter of 2006 that goodwill was determined to be impaired during our FAS 142 testing. For fiscal year ended December 31, 2005, we also tested our long-lived assets for recoverability in accordance with FAS 144 and determined there was no impairment as estimated undiscounted cash flows (over the weighted average remaining usable life of the respective assets), $21.9M, was in excess of the net book value of those assets, $10.3M.
3.	Quarterly Financial Data (Unaudited)
SEC comment: Please add a footnote that explains the large fluctuations in revenue between quarters.
Response: In future filings, we will include such information in the footnotes to the financial statements. We note that a general explanation is already provided in Item 1A, Risk Factors, of our 10-K which states:
“We experience significant fluctuations in sales and operating results from quarter to quarter.
Our quarterly results fluctuate due to a number of factors, including:
•	the lack of any contractual obligation by our customers to purchase their forecasted demand for our products;
•	variations in the timing, cancellation, or rescheduling of customer orders and shipments;
•	high fixed expenses that may disproportionately impact operating expenses, especially during a quarter with a sales shortfall; and
•	discounts given to certain customers for large volume purchases.
     The nature of our business requires that we promptly ship products after we receive orders. This means that we typically do not have a significant backlog of unfilled orders at the start of each quarter. We have also regularly generated a large percentage of our revenues in the last month of a quarter. Our major customers generally have no contractual obligation to purchase forecasted amounts and may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice and minimal penalty. As a result of these factors, we may not be able to accurately predict our quarterly sales. Any shortfall in sales relative to our quarterly expectations or any delay of customer orders would adversely affect our revenues and results of operations.”
4.	Schedule II — Valuation and Qualifying Accounts
SEC comment: We note that you include inventory valuation in Schedule II and that you have reduced your inventory reserve by $3.2 million for the fiscal years ended December 31, 2005. In this regard, tell us in detail how your record and release your inventory reserves. Provide us with sample journal entries. Specifically address the $3.2 million adjustment. Tell us how you considered SAB Topic 5:BB.”
Response: In Item 7. of our MD&A, Critical Accounting Policies and Estimates, we state:
     “Our inventory is valued at the lower of its actual cost or the current estimated market value of the inventory. We review inventory quantities on hand and on order and record a provision for excess and obsolete inventory and/or vendor cancellation charges related to purchase commitments. Such provisions are established based on historical usage, adjusted for known changes in demands for such products, or the estimated forecast of product demand and production requirements. Our business is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand.”
We evaluate our inventory reserves quarterly. If we determine that a write-down to the lower of cost or market is required by ARB 43, a sample journal entry would debit cost of goods and credit inventory reserves. This results in the recognition of a loss in the period in which the write down is identified, whether or not the inventory is retained or disposed. If we then dispose of obsolete inventory which has been fully reserved in a prior period, we credit the inventory account and debit the inventory reserve account. The $3.2M adjustment in 2005 represented this later type of transaction, where we disposed of reserved, previously slow moving or obsolete inventory from stock and correspondingly reduced the off setting reserve.
Pursuant to SAB Topic 5-BB, our inventory reserves establish a new cost basis for inventory and are not reversed until the related inventory is sold or otherwise disposed.
Comments on Form 10-Q for the Fiscal Quarter Ended September 30, 2006
5.	Summary of Significant Accounting Policies, page 5 Stock-based Compensation, page 9
SEC comment: “We refer to your statement that the cost impact of the accelerated options in 2005 was $3.7million. However, based in our review of your 10-K for the fiscal year ended December 31, 2005, it is unclear to us if this cost impact was recorded in the financial statements for the year ended December 31, 2005. Please clarify.”
Response: Our financial statements correctly state that “we did not recognize compensation expense for the issuance of options”. However, we understand that the sentence cited by the Staff could imply something else, and we propose amending it in future filings to read “The pro forma cost impact of these accelerated options in 2005 would have been $3.7 million.”
6.	Results of Operations, page 22

SEC comment: We note your statement that your gross margins were impacted by charges for excess and obsolete inventory of approximately $270,000 in first nine months of 2006. However, based on page 17 we also note that your inventory reserves decreased from $3.2 million at December 31, 2005 to $1.6 million at September 30, 2006.
•	Tell us how the decrease in inventory reserve was accounted for in the financial statements

•	Please revise your MD&A to disclose the impact of the inventory reserve reversal on gross margins, if any.

•	Tell us why you recorded charges of $270,000 for excess and obsolete inventory when you appeared to have adequate inventory reserves.
Response: Inventory reserves were not reversed. The decrease in inventory reserve was accounted for in the financials as a reduction of reserved inventory and the related reserves. The decline in aggregate inventory reserves during the period reflects the sum of the reduction of the reserve for $1,835,000 related to previously reserved obsolete inventory disposed during the period and the additional $270,000 to inventory reserves as a result of our inventory review process at the end of each period. As we have continued to manufacturer various types of inventory, we have also continued to assess the net realizable value of these inventory items in order to properly record inventory at the lower of cost or market per ARB 43. As a result of our review process and new facts and circumstances, it was noted that an additional $270,000 of inventory reserves was required for previously unreserved inventory. In future filings, we will include such information in MD&A to clarify the impact of disposals of reserved inventory and the related reduction in inventory reserves to the financial statements.
Please contact me directly at 805-690-4629 or via email at buchanan@suptech.com if you have further questions.

Sincerely,
/s/ William Buchanan
William Buchanan
Controller, Principal Financial Officer Superconductor Technologies Inc